UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AvePoint, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

053604104
(CUSIP Number)

Joshua Peck c/o Sixth Street Partners, LLC 2100 McKinney Avenue Suite 1500 Dallas, TX 75201 469-621-3001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053604104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,000,592

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,000,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,000,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See response to Item 5(a, b) herein.

CUSIP No. 053604104	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
ALAN WAXMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,000,592

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,000,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,000,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) See response to Item 5(a, b) herein.

CUSIP No. 053604104	Page 4 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), relating to the shares of Common Stock (the “Common Stock”), of AvePoint, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 901 East Byrd Street, Suite 900, Richmond, VA 23219. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2.	Identity and Background

The second paragraph of Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Management Company ultimately indirectly controls (i) Sixth Street Growth GenPar, L.P. (formerly known as TSSP Capital Solutions GenPar, L.P.), a Delaware limited partnership, which is the managing member of (a) TCS Finance (A), LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Solutions (A), LLC, a Delaware limited liability company (“Avatar (A)”), which directly holds 7,177,368 shares of Common Stock and (b) TCS Finance 1, LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Solutions 1, LLC, a Delaware limited liability company (“Avatar 1”), which directly holds 5,622,949 shares of Common Stock and (ii) Sixth Street Opportunities GenPar IV, L.P. (formerly known as TSSP Opportunities GenPar IV, L.P.), a Delaware limited partnership, which is the managing member of Redwood IV Finance 1, LLC, a Delaware limited liability company, which is the managing member of Avatar Investment Opportunities, LLC, a Delaware limited liability company (“AIO”), which directly holds 11,200,275 shares of Common Stock (together with the shares directly held by Avatar (A) and Avatar 1, the “Shares”). Because of Management Company’s relationship Avatar (A), Avatar 1 and AIO, Management Company may be deemed to beneficially own the Shares. Management Company is managed by its general partner, whose managing member is Alan Waxman. Each of Management Company and Mr. Waxman disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Persons may be deemed to beneficially own 24,000,592 shares of Common Stock, representing approximately 12.4% of the shares of Common Stock outstanding. This amount consists of: (i) 7,177,368 shares of Common Stock held directly by Avatar (A); (ii) 5,622,949 shares of Common Stock held directly by Avatar 1; and (iii) 11,200,275 shares of Common Stock held directly by AIO. This amount excludes the 715,249 shares of Common Stock representing the Reporting Persons’ maximum Contingent Consideration, because the Reporting Persons do not have the right to acquire such shares of Common Stock at this time. The foregoing percentage is based on 192,812,936 shares of Common Stock as of June 12, 2023, as set forth in the annual report on Form 10-K filed by the Issuer on June 13, 2023.

(c) On June 13, 2023, the Reporting Persons sold an aggregate 4,500,000 shares of Common Stock at a price per share of $6.16. This amount includes 1,345,723 shares of Common Stock sold by Avatar (A);(ii) 1,054,277 shares of Common Stock sold by Avatar 1; and (iii) 2,100,000 shares of Common Stock sold by AIO. Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

CUSIP No. 053604104	Page 5 of 6 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 5 – Authorization and Designation Letter, dated June 15, 2023, by Alan Waxman

CUSIP No. 053604104	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023

Sixth Street Partners Management Company, L.P.

By:	/s/ David Stiepleman (2)
Name: David Stiepleman
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Alan Waxman

By:	/s/ Joshua Peck (2)
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman

(2) Sixth Street Partners Management Company, L.P. and Alan Waxman are jointly filing this Schedule 13D pursuant to the Joint Filing Agreement dated July 21, 2021, which was previously filed with the Commission.